PLAYAGS, INC.

5475 S. Decatur Blvd., Ste #100

Las Vegas, NV 89118

January 19, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Pamela A. Long

                  Assistant Director

                  Office of Manufacturing and Construction

PlayAGS, Inc.

Registration Statement on

Form S-1 (File No. 333-222150)

Dear Ms. Long:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 relating to the registration of 10,250,000 shares (including 1,537,500 shares to cover over-allotments) of the common stock, par value $0.01 per share, of PlayAGS, Inc. (the “Company”) be accelerated to January 19, 2018 at 5:00 p.m. E.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Monica K. Thurmond of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055.

*****

Very truly yours,

By:	/s/ Kimo Akiona
	Name:	Kimo Akiona
	Title:	Chief Financial Officer, Treasurer and Chief Accounting Officer

January 19, 2018

Pamela A. Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	PlayAGS, Inc.
Registration Statement on
Form S-1 (File No. 333-222150)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with PlayAGS, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on January 19, 2018 at 5:00 p.m. E.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 16, 2018

(ii)	Dates of distribution: January 16, 2018 – January 25, 2018

(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 1,701

(iv)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Jefferies LLC
Macquarie Capital (USA) Inc.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Renos Savvides

Name:	Renos Savvides
Title:	Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Darsney

Name:	Ben Darsney
Title:	Director

By:	/s/ Francis Windels

Name:	Francis Windels
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Charles Glazer

Name:	Charles Glazer
Title:	Senior Vice President

MACQUARIE CAPITAL (USA) INC.

By:	/s/ Robert Bertagna

Name:	Robert Bertagna
Title:	Vice Chairman

By:	/s/ James Ridings

Name:	James Ridings
Title:	Vice President

On behalf of each of the Underwriters